G A R Y S T E V E N F I N D L E Y & A S S O C I A T E S
Gary Steven Findley*	A PROFESSIONAL CORPORATION	Telephone
Thomas Q. Kwan	ATTORNEYS AT LAW	(714) 630-7136
Laura Dean-Richardso		Telecopier
Debra L. Barbin	1470 NORTH HUNDLEY STREET	(714) 630-7910
--------	ANAHEIM, CALIFORNIA 92806	(714) 630-2279
*A Professional Corporation

January 4, 2007

Mr. Paul Cline, Senior Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:          The Bank Holdings;
                Form 10-Q for the Fiscal Quarters Ended June 30, 2006 and September 30, 2006
                File No. 000-50645

Dear Mr. Cline:

We have reviewed your comment letter dated December 21, 2006 and are responding to your comment to the Form 10-Q for the Quarterly Period Ended June 20, 2006 and September 30, 2006. Amended Form 10-Qs for each of the periods are expected to be filed electronically, concurrently with the submission of this letter, on January 4, 2007. The following is a response to each of your comments and a discussion of changes that were made and their location in the Amended 10-Qs. A courtesy copy of each of the 10-Qs is enclosed.

Consolidated Statements of Cash Flows, page 6

1.             Each of the Statements has been revised to present cash flows related to the company’s trading securities in the operating section.

Also, set forth below herewith is the requested statement from The Bank Holdings.

We hope that these amended filings satisfies your comments and concerns regarding the Form 10-Qs. Should you have any need for additional explanation of the above, please contact the undersigned or Mr. Jack Buchold, Chief Financial Officer of The Bank Holdings at (775) 853-8600.

Respectfully submitted,
/s/ Debra L. Barbin
Debra L. Barbin

/dlb
Enclosures

cc: Mr. Jack Buchold

ACKNOWLEDGMENT BY THE BANK HOLDINGS

The Bank Holdings (“Company”) hereby acknowledges as follows:

1.  That the Company is responsible for the adequacy and accuracy of the disclosure in the Forms 10-Q for the Quarterly Period Ended June 20, 2006 and September 30, 2006 (“Filings”).

2.  That staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

3.  That the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

THE BANK HOLDINGS
By:	/s/ Jack Buchold
Jack Buchold, Chief Financial Officer